May 7, 2013

Mr. Martin James
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:    Thermo Fisher Scientific Inc.
Form 10-K for the year ended December 31, 2012
File no. 1-08002

Dear Mr. James:

In response to the staff’s letter of April 11, 2013, we respond as follows:

1.
Comment: We note from page F-42 that at December 31, 2012, you hold a cumulative total of $5.42 billion of undistributed earnings in non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely. As we note that your cash and cash equivalents and short-term investments totaled $855.3 million at that date, please tell us the amount of cash and equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2012 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

Response: The amount of cash and cash equivalents and short-term investments held outside the U.S. at December 31, 2012 was $509 million or 60% of the total amount on the balance sheet. Were the company to transfer this amount to the U.S. without proper planning, it would incur U.S. income taxes on the transactions, however, as described in our response to comment 3 below, the company has plans that it expects will enable it to transfer funds to the U.S. without incurring U.S. income taxes.

2.
Comment: Further, as we note from pages 23 and F-25 that the majority of your operations and property, plant and equipment are in the U.S., please discuss for us the impact on your liquidity and capital positions if cash and cash equivalents as well as liquid investments held by your foreign subsidiaries were not available for use in the U.S. Similarly, discuss the impact of income tax liabilities you would incur if you were to repatriate the cash and cash equivalents as well as liquid investments held by your foreign subsidiaries to the U.S.

Response: See our response to comment 3 below regarding plans the company has in place to deploy its non-U.S. cash. Based on these plans, the company expects it would incur no U.S. taxes if it transferred its non-U.S. cash balances to the U.S. The company also has unused lines of credit with available capacity of approximately $1.45 billion, that it could avail itself of for liquidity purposes if the non-U.S. cash and cash equivalents were not available for use in the U.S.

3.
Comment: You disclose on page F-42 that you plan to keep these amounts permanently reinvested overseas “except for instances where the company can remit such earnings to the U.S. without an associated net tax cost.” Please describe to us the circumstances under which this would be possible and tell us whether you have had these instances of remittances in the last three fiscal years.

Response: In recent years, the company has structured its finances to allow the transfer of cash from non-U.S. operations to the U.S. without incurring U.S. taxes. These include a) repayment of intercompany loans established to fund various business acquisitions made by the non-U.S. operations b) returns of capital (that are non-taxable) and c) dividends from non-U.S. entities where the dividend results in a U.S. foreign tax credit that equals or exceeds the tax on the dividend. In 2012, the company transferred approximately $1.1 billion to the U.S. from operations outside the U.S. principally through loan repayments of intercompany acquisition debt. In 2011, the company transferred approximately $1.1 billion to the U.S. consisting principally of $700 million of loan repayments and $400 million of return of capital. In 2010, the company transferred less than $30 million to the U.S. through dividends for which the resulting U.S. foreign tax credits exceeded the U.S. income tax on the dividends. The company believes it can continue to use such means of transferring cash to the U.S. without incurring U.S. taxes for the foreseeable future.

In its first quarter 2013 10-Q, filed on May 3, 2013, the company added the following disclosure to the Liquidity discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Approximately half of the company’s cash balances and cash flows from operations are from outside the U.S. The company uses its non-U.S. cash for needs outside of the U.S. including acquisitions and repayment of acquisition-related intercompany debt to the U.S. In addition, the company also transfers cash to the U.S. using non-taxable returns of capital as well as dividends where the related U.S. foreign tax credit equals or exceeds any tax cost arising from the dividends. As a result of using such means of transferring cash to the U.S., the company does not expect any adverse liquidity effects from its significant non-U.S. cash balances for the foreseeable future.

The company acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on this response, please contact Peter Hornstra or me at (781) 622-1000.

Sincerely,

/s/ Peter M. Wilver
Peter M. Wilver
Senior Vice President and
Chief Financial Officer